CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

CARDERO PROVIDES UPDATE ON IOCG PROJECTS IN PERU

June 24, 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to provide an update on its Iron Oxide Copper-Gold (IOCG) projects Marcona and Pampa de Pongo located in southern Peru. The southern coastal region of Peru hosts numerous IOCG deposits that occur within a 70 km by 400 km belt extending south of Lima. The Marcona IOCG district is the most economically important because it hosts the large iron oxide (+/- copper-gold) deposits of the Marcona mine (1,400 million tonnes iron ore) and Pampa de Pongo (1,000 million tonnes 75% magnetite) and Rio Tinto’s recently discovered Mina Justa deposit (approximately 200 million tonnes at 0.8% copper).

Cardero has completed initial exploration on the mineral concessions Carbonera, Daniela announced October 17, 2004 and Pampa de Pongo announced February 3, 2004 that were acquired from Rio Tinto. Preliminary mapping and sampling on Carbonera and Daniela has identified broad north to northwest trending zones on several properties within which secondary copper oxides are associated with zones of sodic and potassic alteration. In May 2004, preliminary reconnaissance-type IP surveys identified a number of significant anomalies that require follow-up including diamond drilling.

At Pampa de Pongo, Cardero completed a TEM (electromagnetic) survey in early 2004 that identified two significant conductors. Planning is underway for an 11-hole drill program to test the two conductors and evaluate the extent and grade of iron mineralization along the structural corridor. This program is intended to provide enough information to proceed with a preliminary scoping study to identify the potential viability of the project.

Preliminary drilling by Rio Tinto on the Pampa de Pongo project in 1995 and 1996 identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age. Mineralization occurs in a northwest-trending structural corridor that is approximately one kilometre in width and in excess of six kilometres long.

In 2002 a paper on the Marcona IOCG district by Rio Tinto and Queen’s University, published in Porter, T.M. (Ed), 2002 - Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, volume   2; PGC Publishing, Adelaide, pp 115-130, states, ”Approximate resources include more than 1400 Mt of iron ore at Marcona and 1000 Mt of magnetite mineralization at Pampa de Pongo”. On page 123 of this paper the authors state that, “Wide-spaced drilling suggests a potential resource of 1,000 Mt comprising approximately 75% magnetite. Hole 1 cut 168.7 m of magnetite grading 52.9% Fe with anomalous Cu and Au.” A review of this publication and data provided to the Company by Rio Tinto suggests that the potential quantity and grade of the Pampa de Pongo deposit is conceptual in nature, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property.

The Company is well financed with over $17 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold, copper and iron-ore projects that which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President”

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.